                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For fiscal year ended December 31, 1998

     A.   Full title of the Plan:

          DEAN FOODS COMPANY INVESTMENT AND PROFIT SHARING PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               DEAN FOODS COMPANY
                               3600 N. RIVER ROAD
                          FRANKLIN PARK, ILLINOIS 60131
                             TELEPHONE: 847/678-1680

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                                        DEAN FOODS COMPANY
                                        INVESTMENT AND PROFIT SHARING PLAN



                                        By:  /s/ Gerald W. Berger
                                           -------------------------------------
                                             Gerald W. Berger
                                             Member of Plan Administrative
                                             Committee for Dean Foods Company
                                             Investment and Profit Sharing Plan





Date: June 29, 1999

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN

                          INDEX TO FINANCIAL STATEMENTS


                                                                                Page
                                                                                ----
Report of independent accountants                                                 1

Financial statements:

    Statement of net assets available for
     plan benefits at December 31, 1998 and 1997                                  2

    Statement of changes in net assets available
     for plan benefits for the year ended
     December 31, 1998                                                            3

Notes to financial statements                                                   4-12

Assets held for investment as of
     December 31, 1998                                                          Schedule I

Transactions or series of transactions in excess of five percent of the
  current value of plan assets for the year ended December 31, 1998             Schedule II

Note: All other supplementary schedules have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

June 22, 1999

To the Participants and
Administrator of the
Dean Foods Company
Investment and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dean Foods Company Investment and Profit Sharing Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1998 and of transactions or series of transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the footnotes to the financial statements is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         AT DECEMBER 31, 1998 AND 1997


                                                                   1998              1997
                                                                   ----              ----

Investments, at market value (Note 3):
  Holding account                                             $     141,543     $      13,923
  Balanced fund                                                  41,983,171        37,089,229
  Equity Income fund                                             83,404,985        76,538,427
  Dean Foods stock fund                                          26,337,759        36,639,387
  Government fixed fund                                          58,431,421        53,657,680
  Reiter Dairy Plan fund                                                166           217,022
  International fund                                              8,610,492         8,186,463
  Equity growth fund                                             40,162,001        22,604,396
  Small Caps fund                                                 1,971,742         1,454,844
  Florida Plan fund                                                   -               291,740
                                                              -------------     -------------
      Total investments                                         261,043,280       236,693,111
                                                              -------------     -------------

Employer and employee contributions receivable                      633,467         1,152,948
Employer profit sharing contribution receivable                     133,072         3,590,242
Loans to participants                                            11,111,176         8,751,038
Interest and dividends receivable                                 3,325,137           317,044
                                                              -------------     -------------
Net assets available for Plan benefits                        $ 276,246,132     $ 250,504,383
                                                              =============     =============











         The accompanying notes are an integral part of this statement.

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                         FOR PLAN BENEFITS FOR THE YEAR
                             ENDED DECEMBER 31, 1998


Source of assets:
  Investment income:
      Net unrealized appreciation in market value of investments    $  4,016,299
      Realized net gains on sales of investments                       7,095,761
      Interest                                                         3,565,702
      Dividends                                                        1,012,632
      Other Income                                                       366,010
                                                                    ------------
                                                                      16,056,404
                                                                    ------------
  Contributions:
    Employer contributions                                             5,337,586
    Employee contributions                                            17,906,525
    Profit sharing contributions                                       2,955,812
                                                                    ------------
                                                                      26,199,923
                                                                    ------------

  Participant rollovers from other plans                               5,070,273
                                                                    ------------

          Total sources of assets                                     47,326,600
                                                                    ------------

Application of assets:
  Benefit payments to Plan participants                               21,242,258
  Fees and expenses                                                      342,593
                                                                    ------------

         Total applications of assets                                 21,584,851

Increase in net assets during the year                                25,741,749

Net assets available for Plan benefits, beginning of year            250,504,383
                                                                    ------------

Net assets available for Plan benefits, end of the year             $276,246,132
                                                                    ============






         The accompanying notes are an integral part of this statement.

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:

The Dean Foods Company Investment and Profit Sharing Plan (the Plan) is a defined-contribution profit sharing plan that provides retirement benefits to employees of Dean Foods Company (the Company).

A committee appointed by the Board of Directors of the Company is responsible for the administration of the Plan. Assets of the Plan are held in trust funds maintained at The Northern Trust Company (the Trustee).

Participants' contributions are permitted in an amount not to exceed sixteen percent of their annual compensation. The Company is required to match participant contributions in an amount equal to fifty percent of the first six percent of elective contributions. In addition, the Company may elect to make an annual supplemental contribution to the Plan out of its current or accumulated net profits.

Effective January 1, 1998, the Company increased the employer match under the Company's savings and investment plan from 25% to 50% of the first 6% of pay contributed by employees. The Company also increased the employee maximum savings limit from 13% to 16% of annual compensation. Additionally, in July 1997, the Company approved a resolution to eliminate the annual profit sharing contributions paid under the 401(k) plan after the fiscal 1998 contributions, except for certain union requirements.

Participants are eligible to contribute to the Plan at the date of hire. Participants vest immediately in their elective contributions, including any investment income earned pertaining to such contributions. Participants become forty percent vested in Company contributions and related earnings after two years of credited service, with vesting percentages increasing in twenty-percent increments each subsequent year until participants are fully vested after five years of credited service. Participants become fully vested in all accounts upon retirement or after attaining age sixty-five, or upon termination by reason of death or disability.

Separate accounts are maintained for each participant for Company contributions and employee elective contributions. Participants direct the investment of all contributions to established funds in one percent increments. Plan income is allocated to each participant's account, based on the relative value of individual participant accounts to the total of all participants' accounts. Forfeitures from terminated participants are used to reduce subsequent employer contributions.


The Company believes that the Plan will continue indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination of the Plan, all assets of the Plan would become fully vested with the participants and would be distributed in accordance with the provisions of the Plan.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Employer matching and profit sharing contributions are recorded in the year accrued by the Company. Employee contributions are recorded in the year withheld by the Company from employee payrolls or in the year of occurrence for a qualified rollover contribution as defined in Section 408(d)(3) of the Internal Revenue Code. Provisions of the Plan specify that no Company contributions and a maximum of forty percent of any participant's contributions may be invested in the Dean Foods stock fund.

Investments

Purchases and sales of securities, including gains and losses on such sales, are recorded as of the trade date for the first six months of the year and as of the settlement date thereafter due to a change in the manner in which information is presented per the trustee statements. Pending trade sales/purchases for the latter six months of the year are netted against ending investment market values. Realized gains or losses resulting from the sale of securities are based on the difference between the selling price and the cost of the securities, cost being determined on a specific identification basis. In accordance with the policy of stating investments at market value, the net increase or decrease in the unrealized value of investments for the year is reflected in the statement of changes in net assets available for plan benefits.

Market values of investments are based on published market quotations where available. Investments in collective funds are stated at the year-end unit values as determined by the Trustee, multiplied by the number of units owned. Investment income is recorded as earned.

Expenses of the Plan

Trustee fees and investment fees of the Plan are paid by the Plan. The Company pays legal, audit, and other administrative expenses fees associated with the Plan.

Benefits payable

In accordance with authoritative guidance for accounting and disclosure by employee benefit plans, participant distributions payable are not presented as a liability in the statement of net assets or included in benefit payments in the statement of changes in net assets, resulting in a difference between the Plan's Form 5500 and the accompanying financial statements. Benefit payment obligations existing at December 31, 1998 and 1997 were $191,949 and $681,650, respectively.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                               December 31,
                                                       ----------------------------
                                                           1998            1997
                                                       ------------    ------------
Net assets available for benefits per the
   financial statements                                $276,246,132    $250,504,383
Amounts payable to withdrawing participants                (191,949)       (681,650)
                                                       ------------    ------------
Net assets available for benefits per the Form 5500    $276,054,183    $249,822,733
                                                       ============    ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                        Year ended
                                                       December 31,
                                                           1998
                                                       ------------
Benefits paid to participants per the financial
   statements                                           $21,242,258

Add:  Amounts payable to withdrawing
      participants at December 31, 1998                     191,949

Less: Amounts payable to withdrawing
      participants at December 31, 1997                    (681,650)
                                                        -----------
Benefits paid to participants per the Form 5500         $20,752,557
                                                        ===========

Forfeited accounts

Forfeited nonvested accounts are used to reduce future employer contributions. In 1998, employer contributions were reduced by $413,814 from forfeited nonvested accounts.

NOTE 3 - INVESTMENTS:

Effective October 1, 1995, the Plan began offering an international equity fund and an equity growth fund and July 1, 1997, the Plan began offering a small caps fund. These funds are comprised of stocks, bonds and cash. The balanced fund, international equity fund, one-half of the equity growth fund and government fixed fund are managed by Diversified Investment Advisors, formerly Mutual of New York. One-half of the equity fund is managed by ARK Investments, a division of Diversified Investment Advisors and the other half is managed by Oppenheimer. The other half of the equity growth fund and the small caps fund is managed by Mackay Shields and Furman Selz, respectively. These funds hold various securities and financial instruments under investment guidelines specified by the respective investment advisors.

The Reiter Dairy Plan fund and the Florida Plan funds are frozen. The assets in the Reiter Dairy Plan fund and the Florida Plan fund are being liquidated as they mature. At December 31, 1998 the Florida Plan assets have been fully liquidated.

The Dean Foods stock fund, which is managed by the Trustee, consists of Dean Foods Company Common Stock ($1 par value).

The Plan's assets are invested as follows:

                                                December 31, 1998
                                 ----------------------------------------------
                                  Shares/
                                 par value          Cost           Market value
                                 ---------          ----           ------------
Holding account:
    Cash                                       $     141,543      $     141,543
Balance fund:
    Corporate bonds                               27,350,161         41,983,171
Equity Income fund:
    Common stock                                  71,644,900         80,264,977
    Short-term investments                         3,140,008          3,140,008
Government fixed fund:
    U.S. government issues                        58,431,421         58,431,421
Reiter Dairy Plan fund:
    Short-term investments                            25,165                166
Dean Foods stock fund:
    Common stock                  629,859         19,987,170         25,706,120
    Short-term investments                           631,639            631,639
Equity growth fund:
    Common stock                                  27,484,028         39,439,690
    Short-term investments                           722,311            722,311
International fund:
    Common stock                                   6,955,986          8,610,492
Florida Plan fund:
    Short-term investments                               -                  -
Small Caps fund:
    Common stock                                   1,948,515          1,915,961
    Short-term investments                            55,781             55,781
                                               -------------      -------------

                                               $ 218,518,628      $ 261,043,280
                                               =============      =============

                                                December 31, 1997
                                 ----------------------------------------------
                                  Shares/
                                 par value        Cost             Market value
                                 ---------        ----             ------------
Holding account:
    Cash                                      $     13,923         $     13,923
Balance fund:
    Corporate bonds                             24,696,584           37,089,229
Equity Income fund:
    Common stock                                69,555,106           73,414,400
    Short-term investments                       3,124,026            3,124,026
Government fixed fund:
    U.S. government issues                      53,657,868           53,657,680
Reiter Dairy Plan fund:
    Short-term investments                          43,520               43,520
    Growth/Income fund                             221,200              173,502
Dean Foods stock fund:
    Common stock                  610,219       17,749,494           36,639,387
Equity growth fund:
    Common stock                                20,556,382           22,604,395
International fund:
    Common stock                                 6,859,957            8,186,463
Florida Plan fund:
    Short-term investments                         291,740              291,740
Small Caps fund:
    Common Stock                                 1,414,930            1,454,846
                                              ------------         ------------

                                              $198,184,730         $236,693,111
                                              ============         ============

The changes in unrealized appreciation/(depreciation) of investments during the year ended December 31, 1998 were as follows:

                                 January 1,                        December 31,
                                    1998         Appreciation/         1998
                                  balance       (Depreciation)       balance
                                  -------       --------------       -------

Balanced fund                  $  12,392,645     $  2,240,365     $  14,633,010
Equity income fund                 3,859,294        4,760,782         8,620,076
Reiter Dairy Plan fund               (47,698)          22,699           (24,999)
Government fixed fund                   (189)             189             -
Small Caps Fund                       39,914          (72,468)          (32,554)
Dean Foods stock fund             18,889,893      (13,170,943)        5,718,950
Equity growth fund                 2,048,013        9,907,649        11,955,662
International fund                 1,326,507          328,026         1,654,533
Florida Plan fund                      -                -                 -
                               -------------     ------------     -------------

Total                          $  38,508,379     $  4,016,299     $  42,524,678
                               =============     ============     =============

The aggregate proceeds, costs, and realized gains/(losses) resulting from the sale of investments for the year ended December 31, 1998 were as follows:

                                  Aggregate        Aggregate         Realized
                                   proceeds          cost           gain/(loss)
                                   --------          ----           -----------

Balanced fund                   $  7,000,567     $  4,697,719      $  2,302,848
Equity income fund                30,553,251       27,776,715         2,776,536
Small caps fund                      837,642          941,763          (104,121)
Government fixed fund             15,554,835       15,554,835             -
Dean Foods stock fund              3,360,917        2,052,673         1,308,244
Equity growth fund                 3,594,828        3,090,706           504,122
International fund                 2,598,868        2,110,410           488,458
Reiter Dairy                          15,874          196,200          (180,326)
Florida Plan fund                      -                -                 -
                                ------------     ------------      ------------

Total                           $ 63,516,782     $ 56,421,021      $  7,095,761
                                ============     ============      ============

NOTE 4 - SUMMARY OF FINANCIAL STATEMENT BALANCES BY FUND:

Following is a summary of certain financial statement balances by fund at December 31, 1998 and 1997:

                                                                                 Interest and
                                                                                   Dividend          Benefit
    1998                              Receivables          Contribution             Income           Payments
    ----                              -----------          ------------           ----------         --------
Balanced fund                         $ 2,005,973           $ 4,494,560           $      459       $ 2,540,065
Equity income fund                      3,226,578             7,200,515              703,435         6,304,390
Small caps fund                           237,015               518,435                1,151            98,770
Government fixed fund                   5,683,134             4,928,726            3,310,361         7,453,227
Reiter Dairy Plan fund                       -                     -                   3,382           119,295
Dean Foods stock fund                   1,546,992             3,449,937              527,457         2,132,979
Equity growth fund                      1,911,049             4,259,189               13,482         1,977,717
International fund                        592,111             1,348,561                  123           615,815
Florida Plan fund                            -                     -                  18,484              -
                                      -----------           -----------           ----------       -----------

Total                                 $15,202,852           $26,199,923           $4,578,334       $21,242,258
                                      ===========           ===========           ==========       ===========

                                                                                 Interest and
                                                                                   Dividend          Benefit
    1997                              Receivables          Contribution             Income           Payments
    ----                              -----------          ------------           ----------         --------
Balanced fund                         $ 2,568,194           $ 4,174,945           $    2,012       $ 5,401,810
Equity income fund                      3,846,306             6,419,102              335,555         6,752,262
Small caps fund                           123,468               124,397                  928         1,929,218
Government fixed fund                   3,039,737             5,422,740            3,408,018         2,893,827
Reiter Dairy Plan fund                        240                  -                   3,468            38,584
Dean Foods stock fund                   1,484,312             2,544,489              476,981         1,543,374
Equity growth fund                      1,927,503             3,219,945                3,592            77,169
International fund                        820,101             1,335,156                  625           578,765
Florida Plan fund                           1,411                  -                  14,650            77,169
                                      -----------           -----------           ----------       -----------

Total                                 $13,811,272           $23,240,774           $4,245,829       $19,292,178
                                      ===========           ===========           ==========       ===========

NOTE 5 - INCOME TAX STATUS:

The Plan administrator has received a favorable determination letter for the Plan from the Internal Revenue Service dated February 22, 1996. Following the amendments to the Plan relating to contribution percentages and employer match, the Plan administrator and the Plan's tax counsel believe that the Plan is still designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of December 31, 1998 and 1997. As such, no provision for income taxes has been made in the accompanying financial statements.


NOTE 6 - SIGNIFICANT INVESTMENTS:

Investments with fair values in excess of 5% of net assets available for benefits at December 31, 1998 and 1997 were:
                                                     1998            1997
                                                     ----            ----

*Dean Foods Company       Common Stock            $25,706,120     $36,644,771

Dean Foods Equity
 Growth Fund              Mutual Fund              39,439,690      22,604,074

Dean Foods Equity
 Income Fund              Mutual Fund              80,264,977      73,414,400

Diversified Investment
 Advisors Balanced
 Fund                     Mutual Fund              41,983,171      37,089,009

Money Government          U.S. Government and
 Fixed Fund                Agency Issues           58,431,421      53,651,826

* Party in interest

                                                                      SCHEDULE I

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN

                           ASSETS HELD FOR INVESTMENT
                 AS OF DECEMBER 31, 1998 (LINE 27a OF FORM 5500)


                                   Description
Identity of Issue                 Of Investment              Cost           Fair Value
-----------------                 -------------              ----           ----------
*Dean Foods Company               Common Stock           $ 19,987,170     $ 25,706,120

Diversified Investment
 Advisors International
 Equity Fund                      Mutual Fund               6,955,986        8,610,492

Dean Foods Equity
 Growth Fund                      Mutual Fund              27,484,028       39,439,690

Dean Foods Equity
 Income Fund                      Mutual Fund              71,644,900       80,264,977

Diversified Investment
 Advisors Balanced
 Fund                             Mutual Fund              27,350,161       41,983,171

Money Government                  U.S. Government and
 Fixed Fund                        Agency Issues           58,431,421       58,431,421

Dean Foods Small
 Cap Fund                         Mutual Fund               1,948,515        1,915,961

*Participant Loans                Loans at 6-9%                   -         11,111,176

*Northern Trust Collective
 Short-Term Investment
 Fund                             Cash Equivalents          4,691,447        4,691,447

Sundry Assets                     Miscellaneous                25,000                1
                                                         ------------     ------------
                                                         $218,518,628     $272,154,456
                                                         ============     ============
*Party in interest

                                                                     SCHEDULE II

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN

                     TRANSACTIONS OR SERIES OF TRANSACTIONS
                        INVOLVING AN AMOUNT IN EXCESS OF
                   FIVE PERCENT OF THE CURRENT VALUE OF ASSETS
          FOR THE YEAR ENDED DECEMBER 31, 1998 (LINE 27d OF FORM 5500)

                            Description of                                                                             Current value
                        asset (include interest                                              Expense                    of asset on
Identity of party        rate and maturity in                     Selling                 incurred with     Cost of     transaction
    involved                 case of loan)       Purchase Price    Price    Lease Rental   transaction       asset         date
    --------                 -------------       --------------    -----    ------------   -----------       -----         ----
Diversified Investment
  Advisors                 Balanced Fund            8,370,119         -          -              -               -        8,370,119

Diversified Investment
  Advisors                 Balanced Fund                 -       4,470,339       -              -          3,085,736     4,470,339

The Northern Trust         Collective Investment
  Company                    Fund                  48,541,313         -          -              -               -       48,541,313

The Northern Trust         Collective Investment
  Company                    Fund                        -      43,835,749       -              -         43,835,749    43,835,749

Diversified Investment
  Advisor                  Equity Value Fund        6,898,972         -          -              -               -        6,898,972

Diversified Investment
  Advisor                  Equity Value Fund             -      11,732,983       -              -         10,992,229    11,732,983

Diversified Investment     Government Fixed
  Fund                       Fund                  14,859,279         -          -              -               -       14,859,279

Diversified Investment     Government Fixed
  Fund                       Fund                        -      10,457,034       -              -         10,457,034    10,457,034

The Northern Trust         Collective Short Term
  Company                    Investment Fund       18,286,432         -          -              -               -       18,286,432

The Northern Trust         Collective Short Term
  Company                    Investment Fund             -      17,880,973       -              -         17,880,973    17,880,973



                            Description of
                        asset (include interest
Identity of party        rate and maturity in          Net gain
    involved                 case of loan)             or (loss)
    --------                 -------------             ---------
Diversified Investment
  Advisors                 Balanced Fund                   -

Diversified Investment
  Advisors                 Balanced Fund              1,384,603

The Northern Trust         Collective Investment
  Company                    Fund                          -

The Northern Trust         Collective Investment
  Company                    Fund                          -

Diversified Investment
  Advisor                  Equity Value Fund               -

Diversified Investment
  Advisor                  Equity Value Fund            740,754

Diversified Investment     Government Fixed
  Fund                       Fund                          -

Diversified Investment     Government Fixed
  Fund                       Fund                          -

The Northern Trust         Collective Short Term
  Company                    Investment Fund               -

The Northern Trust         Collective Short Term
  Company                    Investment Fund               -

                                                                       EXHIBIT 1

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-94753) of Dean Foods Company of our report dated June 22, 1999 appearing on page 4 of the Annual Report of Dean Foods Company Investment and Profit Sharing Plan on Form 11-K for the year ended December 31, 1998.





PricewaterhouseCoopers LLP



Chicago, Illinois
June 29, 1999